July 2, 2012

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Mail Stop 3720

Washington, DC 20549

Attention: Chris Windsor, Special Counsel

VIA EDGAR

Re: LendingClub Corporation Post Effect Amendment No. 1 to Registration Statement filed on Form S-1 (333-177230) Application for Withdrawal of Post Effective Amendment #1 to Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), LendingClub Corporation (the “Company”) hereby respectfully requests withdrawal of Post Effective Amendment No. 1 to its Registration Statement on Form S-1 (File No: 333-177230), together with all exhibits (collectively, “Pos Am #1”). Pos Am #1 was initially filed with the Securities and Exchange Commission (the “Commission”) on June 13, 2012.

The Company intends to implement additional changes to the credit policy that is currently set forth in Pos Am #1 and as such will file a new Post Effective Amendment #1 to reflect these changes. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement, as amended or supplemented by Pos Am #1, or the prospectus contained therein. Furthermore, Pos Am #1 was not declared effective by the Commission.

It is our understanding that this application for withdrawal of Pos Am #1 will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding the foregoing application for withdrawal, please contact the undersigned at 415.632.5666.

Regards,

Jason Altieri

General Counsel

LendingClub Corporation